 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Eichner, Kevin (Last) (First) (Middle) 150 North Meramec (Street) St. Louis, MO 63105 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Enterprise Financial Services Corp EFSC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 43-1706259	4. Statement for (Month/Day/Year 01/10/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           President and CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	01/10/2003		J (1)		100,000	D	$ (note 1)	38,550	D
Common Stock	01/10/2003		J (1)		100,000	A	$(note 1)		I	MEH (note 2)
Common Stock	01/10/2003		P		185,200	A	$13.00	285,200	I	MEH (note 2)
Common Stock								$90,000	I	By Trust
Common Stock								$9,101	I	EBSP III (note 3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	$5.33							04/01/2007		Common Stock	30,000		$30,000	D
Incentvie Stock Option (right to buy)	$11.75							07/01/2011		Common Stock	5,000		$5,000	D
Incentive Stock Option (right to buy)	$15.00							09/01/2010		Common Stock	5,000		$5,000	D
Non-Qualified Stock Option (right to buy)	$9.30									Common Stock	82,905		$82,905	D
Explanation of Responses:

1.(applies to columns 3 & 4 in the first two 1/10/03 entries): Contributed by the Reporting Person to Meramec Enterprise Holdings, LLC ("MEH") in exchange for a number of Units to be determined based upon the average purchase price of additional shares of common stock acquired from unaffiliated parties.
2. (applies to column 7 in the second and third 1/10/03 entries): The Reporting Person is the sole Manager of MEH and controls voting, acquisition and disposition of shares held by MEH. The relative residual equity interest of the Reporting Person in shares held by MEH will fluctuate based upon the value of the shares and the priority return due other investors in MEH. Additional information is available in a Schedule 13D filed by the Reporting Person and MEH dated January 13, 2003.
3. (applies to column 7 as to the EBSP III entry). The Reporting Person holds a one-eight interest in EBSP III, LLC whose sole asset is 72,808 shares of EFSC common stock. The Reporting Person disclaims any beneficial ownership except as to his one-eighth interest in such holdings. This corrects clerical error in prior reports listing number as 9,107 rather than 9,101.

By:	Date:
/s/ Kevin Eichner by Power of Attorney	01/14/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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